Exhibit 3.1

CERTIFICATE OF INCREASE

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

VANDA PHARMACEUTICALS INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

Vanda Pharmaceuticals Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151(g) thereof, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors of the Company (the “Board”) by the Certificate of Incorporation of the Company, the Board has adopted the following resolution increasing the number of authorized shares of Series A Junior Participating Preferred Stock of the Company:

RESOLVED: That pursuant to the authority expressly granted and vested in the Board in accordance with the provisions of its Certificate of Incorporation, the number of shares of the series of Preferred Stock of the Company designated as Series A Junior Participating Preferred Stock be, and hereby is, increased from 30,000 shares to 60,000 shares; and that the appropriate officers of the Company be and hereby are authorized and directed in the name and on behalf of the Company to execute and file a Certificate of Increase with the Secretary of State of the State of Delaware increasing the number of shares constituting the Series A Junior Participating Preferred Stock from 30,000 to 60,000 and to take any and all other actions deemed necessary or appropriate to effectuate this resolution.

IN WITNESS WHEREOF, the Company has caused this Certificate of Increase to be executed by its duly authorized officer on this 28th day of October, 2014.

VANDA PHARMACEUTICALS INC.

By:	/s/ MIHAEL POLYMEROPOULOS, M.D.
Mihael Polymeropoulos, M.D.
President and Chief Executive Officer